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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  DELIA*S CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24688Q101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

STEPHEN I. KAHN                                   JEFFREY A. HORWITZ, ESQ.
C/O DELIA*S CORP.                                 PROSKAUER ROSE LLP
435 HUDSON STREET, 5TH FL.            AND         1585 BROADWAY
NEW YORK, NEW YORK  10014                         NEW YORK, NEW YORK  10036-8299
(212) 807-9060                                    (212) 969-3000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MAY 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Stephen I. Kahn

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         14,221,186

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,570,109

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,110,580
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,221,186
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Geraldine Karetsky

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,733,703

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,345,140

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,345,140
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Christopher C. Edgar

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         1,575,433

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,575,433

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,575,433
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Evan Guillemin

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         529,364

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         529,364

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     529,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement is being filed primarily because the issuance of additional shares of common stock by the issuer has increased the beneficial ownership percentages of the reporting persons hereunder. While the reporting persons hereunder disclaim membership in a collective "group," certain shares were issued to these parties pursuant to transactions consummated on May 12, 2003 in which each person hereunder participated.

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of dELiA*s Corp., a Delaware corporation formerly known as iTurf Inc. (the "Issuer"), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name

         (b)      Residence or business address

         (c)      Present principal occupation or employment

                  Stephen I. Kahn
                    c/o dELiA*s Corp.
                    435 Hudson Street
                    New York, NY  10014
                    Chairman of the Board of Directors and Chief Executive
                      Officer of the Issuer

                  Geraldine Karetsky
                    1660 Slilverking Drive
                    Aspen, CO 81611
                    Member of the Board of Directors of the Issuer Private Investor
                    Self-employed

                  Christopher C. Edgar
                    c/o dELiA*s Corp.
                    435 Hudson Street
                    New York, NY  10014
                    Vice-Chairman of the Board of Directors of the Issuer

                  Evan Guillemin
                    c/o dELiA*s Corp.
                    435 Hudson Street
                    New York, NY  10014
                    Director and Chief Financial Officer of the Issuer

         (d) and (e)

     During the last five years, none of the reporting persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship

     All of the reporting persons are citizens of the United States.

     The reporting persons constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their beneficial ownership of the shares of Class A Common Stock of the Issuer to which this Statement relates.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Except for the shares of Class A Common Stock issued to the group listed herein pursuant to the Agreement and Plan of Merger, dated as of August 16, 2000 (the "Merger Agreement"), by and among the Issuer, iTurf Breakfast Corp., a wholly owned subsidiary of the Issuer, and dELiA*s Inc., which is incorporated herein by reference as Exhibit 1; the shares of Class A Common Stock beneficially owned by the reporting persons hereunder were acquired by the reporting persons hereunder using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     Except as otherwise described in this Statement, the reporting persons hold their Class A Common Stock for investment purposes and currently have no plans to acquire additional shares of Class A Common Stock. The reporting persons hereunder may acquire additional shares of Class A Common Stock with an intent to increase their control over the Issuer generally.

     Each reporting person hereunder is party to separate Securities Purchase Agreements between each person and the Issuer, each dated May 12, 2003, attached hereto by reference as Exhibits 5 (Mr. Kahn) and 6 (Ms. Karetsky) and attached hereto as Exhibits 13 (Mr. Edgar) and 14 (Mr. Guillemin). Pursuant to both agreements, shares of the Company's Class A Common Stock were sold to each at a price of $.37. Pursuant to the agreements, Mr. Kahn purchased 4,054,054 shares, Ms. Karetsky purchased 2,702,703 shares, Mr. Edgar purchased 337,838 shares and Mr. Guillemin purchased 202,703 shares. The reporting persons are also party to a Registration Rights Agreement attached hereto by reference as Exhibit 7.

     The reporting persons hereunder are parties to a Put Option Agreement, among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin dated May 12, 2003 (the "Put Option Agreement") incorporated herein by reference as Exhibit 8. Pursuant to and in consideration of the Put Option Agreement, the Issuer issued a warrant to each reporting person hereunder, exercisable from September 1, 2003 until May 12, 2005, for the purchase of a certain number of shares of Class A Common Stock at $.37 per share. Mr. Kahn's warrant grants him the option to purchase 333,333 shares of Class A Common Stock; the warrant is attached hereto by reference as Exhibit 9. Ms. Karetsky's warrant grants her the option to purchase 222,222 shares of Class A Common Stock; the warrant is attached hereto by reference as Exhibit 10. Mr. Edgar's warrant grants him the option to purchase 27,778 shares of Class A Common Stock; the warrant is attached hereto as Exhibit 11. Mr. Guillemin's warrant grants him the option to purchase 16,667 shares of Class A Common Stock; the warrant is attached hereto as Exhibit 12.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The reporting persons may be deemed to beneficially own an aggregate of 16,499,883 shares of Class A Common Stock (approximately 25.6% of the outstanding shares of Class A Common Stock based on the current records of the Issuer). Such number of shares and percentage assume conversion of all 11,425,000 shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer, which shares are owned by dELiA*s Group Inc. and may be converted, at any time at the option of dELiA*s Group Inc., into shares of Class A Common Stock. The Certificate of Incorporation of the Issuer provides that, automatically upon transfer, the Class B Common Stock shall (i) convert to Class A Common Stock and (ii) lose its voting rights unless the transaction is first approved by a majority of the Issuer's outstanding shares entitled to vote.

     Excluding (i) the 11,425,000 shares of Class B Common Stock held by dELiA*s Group Inc. and which, under the Issuer's Restated Certificate of Incorporation and Delaware law, are not entitled to vote and (ii) 1,685,580 treasury shares held by dELiA*s Corp. that are not entitled to vote under Delaware law, the reporting persons may be deemed to beneficially own an aggregate of 16,499,883 shares of Class A Common Stock entitled to vote (approximately 31.1% of the outstanding shares of Class A Common Stock entitled to vote based on the current records of the Issuer).

     (b) Number of shares of Class A Common Stock as to which reporting persons hold:

                  With respect to Stephen I. Kahn:
                  (i) Sole power to vote or to direct the vote - 14,221,186 shares of Class A Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares, which Mr. Kahn has the authority to vote, (2) Mr. Kahn has the sole power to vote 3,952,640 shares pursuant to the Family Stockholders Agreement (as defined herein),
                           (3) Mr. Kahn has the presently exercisable right to acquire through exercise of options 301,563 shares, and (4) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 10,570,109 shares of Class A Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares,(2) Mr. Kahn has the presently exercisable right to acquire through exercise of options 301,563 shares, and (3) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children;

                  (iv)     Shared power to dispose or to direct the disposition
                           - 13,110,580 shares of Class A Common Stock. Of these shares, (1) 11,425,000 shares are in the form of Class B Common Stock and are held by dELiA*s Group Inc., a wholly owned subsidiary of the Issuer, and a subsidiary of dELiA*s Group Inc., and (2) 1,685,580 shares are held by dELiA*s Corp. as treasury stock. Mr. Kahn may be deemed to be the beneficial owner of these shares because he is the direct owner of approximately 18.9% of the outstanding shares of the Issuer and controls approximately 26.8% of the voting power in the Issuer as a result of the Family Stockholders Agreement. Mr. Kahn disclaims beneficial ownership of these shares, and this Statement should not be deemed an admission that Mr. Kahn is the beneficial owner of these shares for any purpose.

                  With respect to Geraldine Karetsky:
                  (i)      Sole power to vote or to direct the vote - 2,733,703;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 4,345,140 shares of Class A Common Stock. Of these shares, (1) Ms. Karetsky owns 1,580,437 shares as trustee of the Geraldine Karetsky 2000 Trust, (2)Ms. Karetsky owns 12,615 shares as trustee of The Ruth Kahn Trust f/b/o Sidney S. Kahn and (3) 31,000 that Ms. Karetsky owns as trustee for the Karetsky Family Foundation;

                  (iv)     Shared power to dispose or to direct the disposition-
                           0.

                  With respect to Christopher C. Edgar:
                  (i)      Sole power to vote or to direct the vote - 1,512,308;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 1,512,308 shares of Class A Common Stock;

                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Evan Guillemin:
                  (i)      Sole power to vote or to direct the vote - 529,364;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 529,364 shares of Class A Common Stock;

                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

     (c) Each of the persons reporting hereunder is party to separate Securities Purchase Agreements between each person and the Issuer, each dated May 12, 2003, attached hereto by reference as Exhibits 5 (Mr. Kahn) and 6 (Ms. Karetsky) and attached hereto as Exhibits 13 (Mr. Edgar) and 14 (Mr. Guillemin). Pursuant to both agreements, shares of the Company's Class A Common Stock were sold to each at a price of $.37. Pursuant to the agreements, Mr. Kahn purchased 4,054,054 shares, Ms. Karetsky purchased 2,702,703 shares, Mr. Edgar purchased 337,838 shares and Mr. Guillemin purchased 202,703 shares.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Kahn and Ms. Karetsky are party to that certain Family Stockholders Agreement dated December 18, 1996 (the "Family Stockholders Agreement"), which is incorporated herein by reference as Exhibit 3. The Family Stockholders Agreement gives Stephen I. Kahn the right to vote all the shares of Class A Common Stock owned by Geraldine Karetsky on all matters that come before the Issuer's stockholders. The Family Stockholders Agreement will expire on December 18, 2006.

     Stephen I. Kahn is the sole trustee of a trust for the benefit of his minor children and, pursuant to the terms of the trust, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trust.

     Geraldine Karetsky is the trustee of each of the a)Geraldine Karetsky 2000 Trust, b) The Ruth Kahn Trust f/b/o Sidney S. Kahn and c) the Karetsky Family Foundation, pursuant to the terms of such trusts, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trusts. The shares held in the trusts listed in clauses a and b above are subject to the Family Stockholders Agreement.

ITEM        7. EXHIBITS


Exhibit 1. Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 1 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 2.     Amendment dated October 12, 2000 to Agreement and Plan of
               Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 2 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 3. Form of Family Stockholders Agreement among Old dELiA*s, Stephen I. Kahn and the persons listed on Exhibit A thereto (incorporated by reference to Exhibit 3 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 4. Power of Attorney (incorporated by reference to Exhibit 4 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 5. Securities Purchase Agreement between Stephen I. Kahn and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 5 to the Schedule 13D Amendment No. 2, filed May 14, 2004)

Exhibit 6. Securities Purchase Agreement between Geraldine Karetsky and the Issuer, dated May 12, 2003(incorporated by reference to
               Exhibit 6 to the Schedule 13D Amendment No. 2, filed May 14,
               2004)

Exhibit 7. Registration Rights Agreement among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003(incorporated by reference to Exhibit 7 to the Schedule 13D Amendment No. 2, filed May 14, 2004)

Exhibit 8.     Put Option Agreement among Stephen I. Kahn, Geraldine
               Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 8 to the Schedule 13D Amendment No. 2, filed May 14, 2004)

Exhibit 9.     Warrant issued from the Issuer to Stephen I. Kahn, dated May
               12, 2003 (incorporated by reference to Exhibit 9 to the Schedule 13D Amendment No. 2, filed May 14, 2004)

Exhibit 10. Warrant issued from the Issuer to Geraldine Karetsky, dated May 12, 2003(incorporated by reference to Exhibit 10 to the Schedule 13D Amendment No. 2, filed May 14, 2004)

Exhibit 11. Warrant issued from the Issuer to Christopher C. Edgar, dated May 12, 2003

Exhibit 12.    Warrant issued from the Issuer to Evan Guillemin, dated May
               12, 2003

Exhibit 13. Securities Purchase Agreement between Christopher C. Edgar and the Issuer, dated May 12, 2003

Exhibit 14. Securities Purchase Agreement between Evan Guillemin and the Issuer, dated May 12, 2003

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:            May 14, 2003

                                           /s/ Stephen I. Kahn
                                           ---------------------------------
                                           Stephen I. Kahn

                                           /s/ Geraldine Karetsky
                                           ---------------------------------
                                           Geraldine Karetsky

                                           /s/ Christopher C. Edgar
                                           ---------------------------------
                                           Christopher C. Edgar

                                           /s/ Evan Guillemin
                                           ---------------------------------
                                           Evan Guillemin

                                                                     EXHIBIT 11

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

                                  dELiA*s CORP.

                                     WARRANT

Warrant No. 000004                                           Dated: May 12, 2003

     dELiA*s Corp., a Delaware corporation (the "COMPANY"), hereby certifies that, for value received, Christopher C. Edgar or his registered assigns (the "HOLDER") is entitled to purchase from the Company up to a total of 27,778 shares of Class A common stock, $.01 par value per share (the "COMMON STOCK"), of the Company (each such share, a "WARRANT SHARE" and all such shares, the "WARRANT SHARES") at an exercise price equal to $.37 per share (as adjusted from time to time as provided in SECTION 8, the "EXERCISE PRICE"), at any time and from time to time from and after the date hereof and through and including the date that is two years after the date hereof (the "EXPIRATION DATE"), and subject to the following terms and conditions.

     1. DEFINITIONS. As used in this Warrant, the following terms shall have the following meanings:

         (a) "BUSINESS DAY" means any day other than Saturday, Sunday, a legal holiday or a day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

         (b) "PERSON" means an individual, corporation, joint venture, general or limited partnership, trust, unincorporated organization, limited liability company, limited liability partnership, government or any agency or political subdivision thereof, association, sole proprietorship or any other form of entity not specifically listed herein.

         (c) "SUBSIDIARY" means any corporation or other legal entity of which that Person (either alone or together with other Subsidiaries of that Person) owns, directly or indirectly, more than 50% of the stock or other equity interests that are ordinarily and generally, in the absence of contingencies or understandings, entitled to vote for the election of a majority of the members of the board of directors or governing body of such entity.

     2. REGISTRATION OF WARRANT. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "WARRANT REGISTER"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

     3. REGISTRATION OF TRANSFERS. The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto as EXHIBIT B duly completed and signed, to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a "NEW WARRANT"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant. Notwithstanding anything to the contrary contained herein, this Warrant may not be transferred, in whole or in part, by the Holder without the Company's prior written consent.

     4.  EXERCISE AND DURATION OF WARRANTS.

         (a) This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after September 1, 2003 to and including the Expiration Date. At 6:30 P.M., New York City time, on the Expiration Date, or if such day is not a Business Day, on the next day that is a Business Day, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

         (b) A Holder may exercise this Warrant by delivering to the Company (i) an Exercise Notice, in the form of EXHIBIT A attached hereto, appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised, and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "EXERCISE DATE." The Holder shall not be required to deliver the original Warrant in order to affect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

         (c) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a sale of the Company, then such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

     5.  DELIVERY OF WARRANT SHARES.

         (a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Business Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, with appropriate restrictive legends. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become holder of record of such Warrant Shares as of the Exercise Date.

         (b) This Warrant is exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

     6. CHARGES, TAXES AND EXPENSES. Issuance of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder.

The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

     7. RESERVATION OF WARRANT SHARES. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of SECTION 8). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable and free from preemptive rights. The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares may be so issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed.

     8. CERTAIN ADJUSTMENTS. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this SECTION 8.

         (a) STOCK DIVIDENDS AND SPLITS. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides, by any stock split, recapitalization or otherwise, outstanding shares of Common Stock into a larger number of shares or
(iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become
effective   immediately   after  the  effective  date  of  such  subdivision  or
combination.

         (b) PRO RATA DISTRIBUTIONS. If the Company, at any time while this Warrant is outstanding, distributes to all holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "DISTRIBUTED PROPERTY"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution shall be decreased (effective on such record date) by the fair market value of the Distributed Property distributed in respect of one outstanding share of Common Stock, as determined by the board of directors of the Company in the good faith exercise of its reasonable business judgment.

         (c) FUNDAMENTAL TRANSACTIONS. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions,
(iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "FUNDAMENTAL TRANSACTION"), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "ALTERNATE CONSIDERATION"). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.

         (d) NUMBER OF WARRANT SHARES. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be adjusted proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

         (e) CALCULATIONS. All calculations under this SECTION 8 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company or any direct or indirect Subsidiary of the Company.

         (f) NOTICE OF ADJUSTMENTS. Upon the occurrence of each adjustment pursuant to SECTION 8, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in reasonable detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder.

         (g) NOTICE OF CORPORATE EVENTS. If the Company (A) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary of the Company, (B) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (C) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; PROVIDED, HOWEVER, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

     9. CERTAIN EVENTS. If any event occurs of the type contemplated by the provisions of SECTION 8 hereof but not expressly provided for by such provisions, then the Company's Board of Directors shall exercise its reasonable judgment consistent with the fundamental intent of such provisions in making an appropriate adjustment in the Exercise Price and the number of Warrant Shares obtainable upon exercise of this Warrant so as to protect the rights of the Holder of this Warrant.

     10. PAYMENT OF EXERCISE PRICE. The Holder shall pay the Exercise Price in immediately available funds.

     11. FRACTIONAL SHARES. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded up to the nearest whole share.

     12. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the Holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at Holder's expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

     13. NOTICES. Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective upon receipt if such notice or communication is (i) delivered via facsimile to the facsimile number specified in this Section, (ii) sent by nationally recognized overnight courier service,
(iii) personally delivered or (iv) sent by registered or certified mail, return receipt requested, postage prepaid. The addresses for such notices or communications are as follows:

         a) If to the Company, to:      dELiA*s Corp.
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Edward Taffet
                                        Facsimile: (212) 590-6310

         b) If to the Holder, to:       Christopher C. Edgar
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Christopher C. Edgar
                                        Facsimile: (212) 590-6310

     14. WARRANT AGENT. The Company shall serve as warrant agent under this Warrant. Upon 10 days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

     15. MISCELLANEOUS.

         (a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their respective successors and permitted assigns.

         (b) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this

Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

         (c) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN NEW YORK COUNTY FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT HEREUNDER AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY AND THE HOLDER HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

         (d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

         (e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

         (f) Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
                             SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.


                                     dELiA*s CORP.


                                     By:    /s/Stephen I. Kahn
                                     Name:  Stephen I. Kahn
                                     Title: Chairman and Chief Executive Officer

                                                                      EXHIBIT 12

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

                                  dELiA*s CORP.

                                     WARRANT

Warrant No. 000005                                           Dated: May 12, 2003

     dELiA*s Corp., a Delaware corporation (the "COMPANY"), hereby certifies that, for value received, Christopher C. Edgar or his registered assigns (the "HOLDER") is entitled to purchase from the Company up to a total of 16,667 shares of Class A common stock, $.01 par value per share (the "COMMON STOCK"), of the Company (each such share, a "WARRANT SHARE" and all such shares, the "WARRANT SHARES") at an exercise price equal to $.37 per share (as adjusted from time to time as provided in SECTION 8, the "EXERCISE PRICE"), at any time and from time to time from and after the date hereof and through and including the date that is two years after the date hereof (the "EXPIRATION DATE"), and subject to the following terms and conditions.

     16. DEFINITIONS. As used in this Warrant, the following terms shall have the following meanings:

         (a) "BUSINESS DAY" means any day other than Saturday, Sunday, a legal holiday or a day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

         (b) "PERSON" means an individual, corporation, joint venture, general or limited partnership, trust, unincorporated organization, limited liability company, limited liability partnership, government or any agency or political subdivision thereof, association, sole proprietorship or any other form of entity not specifically listed herein.

         (c) "SUBSIDIARY" means any corporation or other legal entity of which that Person (either alone or together with other Subsidiaries of that Person) owns, directly or indirectly, more than 50% of the stock or other equity interests that are ordinarily and generally, in the absence of contingencies or understandings, entitled to vote for the election of a majority of the members of the board of directors or governing body of such entity.

     17. REGISTRATION OF WARRANT. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "WARRANT REGISTER"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

     18. REGISTRATION OF TRANSFERS. The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto as EXHIBIT B duly completed and signed, to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a "NEW WARRANT"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant. Notwithstanding anything to the contrary contained herein, this Warrant may not be transferred, in whole or in part, by the Holder without the Company's prior written consent.

     19. EXERCISE AND DURATION OF WARRANTS.

         (a) This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after September 1, 2003 to and including the Expiration Date. At 6:30 P.M., New York City time, on the Expiration Date, or if such day is not a Business Day, on the next day that is a Business Day, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

         (b) A Holder may exercise this Warrant by delivering to the Company (i) an Exercise Notice, in the form of EXHIBIT A attached hereto, appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised, and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "EXERCISE DATE." The Holder shall not be required to deliver the original Warrant in order to affect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

         (c) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a sale of the Company, then such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

     20. DELIVERY OF WARRANT SHARES.

         (a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Business Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, with appropriate restrictive legends. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become holder of record of such Warrant Shares as of the Exercise Date.

         (b) This Warrant is exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

     21. CHARGES, TAXES AND EXPENSES. Issuance of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder.

The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

     22. RESERVATION OF WARRANT SHARES. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of SECTION 8). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable and free from preemptive rights. The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares may be so issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed.

     23. CERTAIN ADJUSTMENTS. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this SECTION 8.

         (a) STOCK DIVIDENDS AND SPLITS. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides, by any stock split, recapitalization or otherwise, outstanding shares of Common Stock into a larger number of shares or
(iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become
effective   immediately   after  the  effective  date  of  such  subdivision  or
combination.

         (b) PRO RATA DISTRIBUTIONS. If the Company, at any time while this Warrant is outstanding, distributes to all holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "DISTRIBUTED PROPERTY"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution shall be decreased (effective on such record date) by the fair market value of the Distributed Property distributed in respect of one outstanding share of Common Stock, as determined by the board of directors of the Company in the good faith exercise of its reasonable business judgment.

         (c) FUNDAMENTAL TRANSACTIONS. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions,
(iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "FUNDAMENTAL TRANSACTION"), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "ALTERNATE CONSIDERATION"). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.

         (d) NUMBER OF WARRANT SHARES. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be adjusted proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

         (e) CALCULATIONS. All calculations under this SECTION 8 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company or any direct or indirect Subsidiary of the Company.

         (f) NOTICE OF ADJUSTMENTS. Upon the occurrence of each adjustment pursuant to SECTION 8, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in reasonable detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder.

         (g) NOTICE OF CORPORATE EVENTS. If the Company (A) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary of the Company, (B) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (C) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; PROVIDED, HOWEVER, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

     24. CERTAIN EVENTS. If any event occurs of the type contemplated by the provisions of SECTION 8 hereof but not expressly provided for by such provisions, then the Company's Board of Directors shall exercise its reasonable judgment consistent with the fundamental intent of such provisions in making an appropriate adjustment in the Exercise Price and the number of Warrant Shares obtainable upon exercise of this Warrant so as to protect the rights of the Holder of this Warrant.

     25. PAYMENT OF EXERCISE PRICE. The Holder shall pay the Exercise Price in immediately available funds.

     26. FRACTIONAL SHARES. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded up to the nearest whole share.

     27. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the Holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at Holder's expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

     28. NOTICES. Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective upon receipt if such notice or communication is (i) delivered via facsimile to the facsimile number specified in this Section, (ii) sent by nationally recognized overnight courier service,
(iii) personally delivered or (iv) sent by registered or certified mail, return receipt requested, postage prepaid. The addresses for such notices or communications are as follows:

         a) If to the Company, to:      dELiA*s Corp.
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Edward Taffet
                                        Facsimile: (212) 590-6310

         b) If to the Holder, to:       Evan Guillemin
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Evan Guillemin
                                        Facsimile: (212) 590-6310

     29. WARRANT AGENT. The Company shall serve as warrant agent under this Warrant. Upon 10 days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

     30. MISCELLANEOUS.

         (a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their respective successors and permitted assigns.

         (b) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this

Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

         (c) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN NEW YORK COUNTY FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT HEREUNDER AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY AND THE HOLDER HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

         (d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

         (e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

         (f) Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
                             SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.


                                     dELiA*s CORP.


                                     By:    /s/Stephen I. Kahn
                                     Name:  Stephen I. Kahn
                                     Title: Chairman and Chief Executive Officer

                                                                      Exhibit 13

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "AGREEMENT"), dated as of May 12, 2003, by and between dELiA*s CORP., a Delaware corporation, with its principal place of business at 435 Hudson Street, New York, New York 10014 (the "COMPANY"), and the individual named on SCHEDULE A hereto residing at the address also set forth on SCHEDULE A hereto ("BUYER").

                             PRELIMINARY STATEMENTS

     A. The Company has authorized the sale of a certain number of shares of the Company's Class A common stock, par value $.01 per share ("COMMON STOCK") on the terms and subject to the conditions set forth in this Agreement;

     B. The Company and Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 under Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 ACT");

     C. Buyer wishes to purchase, in the amounts and upon the terms and conditions stated in this Agreement, shares of Common Stock;

     D. Upon the closing of the transactions contemplated hereby, the parties hereto will execute and deliver a Registration Rights Agreement in substantially the form attached hereto as EXHIBIT A (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company agrees to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws; and

     E. The Company intends to enter into other agreements for the purchase and registration of securities with certain other buyers (the "OTHER BUYERS") and expects to complete the sale of shares of Common Stock to them; HOWEVER, Buyer's obligations hereunder are not expressly conditioned on the purchase by any or all of the Other Buyers of the Common Stock that they may agree to purchase from the Company.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Buyer hereby agree as follows:

     1. PREAMBLES; PURCHASE AND SALE OF COMMON STOCK; EXECUTION OF PUT OPTION; CLOSING

         a. PRELIMINARY STATEMENTS. The above preliminary statements, recitals, definitions, preamble and provisions are true and correct and are incorporated herein as fully as if set forth herein.

         b. PURCHASE OF COMMON STOCK. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to Buyer, and Buyer agrees to purchase from the Company an aggregate amount of 337,838 shares of Common Stock (the "SECURITIES") at a per share purchase price equal to one cent more than the closing bid price of the Common Stock on the NASDAQ National Market (as reported by Bloomberg L.P.) on May 9, 2003 (the "PURCHASE PRICE").

The consummation of the transaction and the payment of the Purchase Price shall occur at Closing (as defined below).

         c. THE CLOSING. The closing ("CLOSING") shall take place at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, at 8:00 a.m. on May 12, 2003. At Closing, against payment to the Company of the Purchase Price therefor, the Company shall direct its stock transfer agent to deliver to Buyer one or more stock certificates, duly executed on behalf of the Company, representing the Securities being purchased by Buyer, registered in the name of Buyer, such delivery to Buyer to be made not later than five (5) business days after the Closing.

     2.  BUYER'S REPRESENTATIONS AND WARRANTIES

         Buyer represents and warrants to the Company that:

         a. INVESTMENT PURPOSE. The Securities are being acquired by Buyer in good faith solely for its own account, for investment purposes only, and are not being purchased for resale, resyndication, distribution, subdivision or fractionalization thereof; Buyer has no contract or arrangement with any person to sell, transfer or pledge to any person the Securities or any part thereof, any interest therein or any rights thereto; Buyer has no present plans to enter into any such contract or arrangement; and Buyer understands that as a result it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the 1933 Act, and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act.

         b. ACCREDITED INVESTOR STATUS. Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

         c. RELIANCE ON EXEMPTIONS. Buyer understands that the Securities are being offered and sold to it under the exemption from the registration requirements of the United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of Buyer to acquire the Securities.

         d. INFORMATION. Buyer understands and acknowledges that it is purchasing the Securities without being furnished any offering literature, prospectus or other materials other than copies of the SEC Documents (as defined hereinbelow), that this transaction has not been scrutinized by the SEC or by any administrative agency charged with the administration of the securities laws of any state, that all documents, records and books, pertaining to the Company, its business, finances and operations, and this investment have been made available to Buyer, and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, and that the books and records of the Company will be available upon reasonable notice for inspection by Buyer during reasonable business hours at the Company's principal place of business. Buyer and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, if any, have reviewed the SEC Documents and been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. Buyer understands that its investment in the Securities is speculative and involves a high degree of risk of loss and that Buyer must be prepared to lose its entire investment in the Company. Buyer has sought such accounting, legal and tax advice, as it has considered necessary to an informed investment decision with respect to its acquisition of the Securities. Buyer, or Buyer together with its purchaser representative, if any, have such knowledge and experience in financial and business matters that it and such representative are capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision.

         e. GOVERNMENTAL REVIEW. Buyer understands that no United States federal or state agency or any other government or governmental agency has approved or disapproved or passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities or the accuracy or adequacy of any of the information provided by the Company to Buyer regarding the Company, the Securities or any other matter, and that the Company is relying on the truth and accuracy of the representations, declarations and warranties herein made by Buyer in offering the Securities for sale to it without having first registered the same under the 1933 Act.

         f. TRANSFER OR RESALE. Buyer understands that, except as provided in the Registration Rights Agreement, (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be transferred unless (a) subsequently registered thereunder, or (b) Buyer shall have provided the Company with a statement of the circumstances surrounding the proposed disposition and shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect (1) that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration and (2) that appropriate action necessary for compliance with the 1933 Act has been taken;
(ii) any sale of such Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

         g. LEGENDS. Buyer understands that the stock certificates representing the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order shall be placed against transfer of such stock certificates):

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE REOFFERED, SOLD, TRANSFERRED, PLEDGED, OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT AND THE STATE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION THEREOF, OR (B) AN OPINION OF COUNSEL, REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR THE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION WITH RESPECT THERETO.

         h. AUTHORIZATION; ENFORCEMENT. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of Buyer and are valid and binding agreements of Buyer enforceable in accordance with their terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

         i. DOMICILE. Buyer is a resident of the State of New York.

         j. INDEMNIFICATION. Buyer acknowledges that Buyer understands the meaning and legal consequences of the representations and warranties in this
Section 2, and that the Company has relied upon such representations and warranties, and Buyer hereby agrees to indemnify and hold harmless the Company and its officers, directors, shareholders, agents and representatives from and against any and all claims, demands, losses, damages, expenses or liabilities (including attorneys' fees) due to or arising out of, directly or indirectly, a breach of any such representations or warranties. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement made herein by Buyer shall in any manner be deemed to constitute a waiver of any rights granted to such Buyer under federal or state securities laws.

         k. SHORT POSITION AND MARKET PURCHASES. Buyer is not purchasing the Securities for the purpose of covering any short position in the Securities.

     3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Buyer that:

         a. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and existing in good standing under the laws of the State of Delaware, and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a material adverse effect on the operations, properties or financial condition of the Company taken as a whole (a "MATERIAL ADVERSE EFFECT").

         b. AUTHORIZATION; ENFORCEMENT. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and the Registration Rights Agreement and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its stockholders is required, (iii) this Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company, and (iv) this Agreement and the Registration Rights Agreement constitute the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application.

         c. CAPITALIZATION. As of April 28, 2003, the authorized capital stock of the Company consists of (i) 67,500,000 shares of Class A Common Stock of which 45,817,231 shares were issued and outstanding, and (ii) 11,425,000 shares of Class B common stock, $.01 par value, of which 0 shares were issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as set forth in the SEC Documents (as defined herein) and in SCHEDULE 3.c. attached hereto, as of the date of this Agreement (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the 1933 Act other than agreements with respect to securities which have been previously registered or are subject to current registration statements.

         d. ISSUANCE OF SECURITIES. The Securities are duly authorized and, upon issuance in accordance with the terms hereof and thereof, shall be validly issued, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issue thereof.

         e. NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in any violation of the Company's Certificate of Incorporation, as amended, as in effect on the date hereof ("CERTIFICATE OF INCORPORATION") or the Company's Bylaws, as in effect on the date hereof (the "BYLAWS") or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations)
applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). The business of the Company is not being conducted in violation of any law, ordinance, regulation of any governmental entity, except for possible violations which either singly or in the aggregate do not have a Material Adverse Effect. Except as required under the 1933 Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof.

         f. COMMON STOCK. The Company has registered its Common Stock pursuant to Section 12(b) or (g) of the 1934 Act (as defined below) and is in full compliance with all reporting requirements of the 1934 Act, and the Company is in compliance with all requirements for the continued listing or quotation of its Common Stock, and such Common Stock is currently listed on the NASDAQ National Market, and except as set forth in the SEC Documents, the Company has not received any notice regarding, and to its knowledge there is no threat of, the termination or discontinuance of the eligibility of the Common Stock for such listing.

         g. SEC DOCUMENTS,  FINANCIAL STATEMENTS.  During the Company's last two
(2) fiscal years, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 ACT") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to herein as the "SEC DOCUMENTS"). As of their respective dates, subject to, with respect to certain SEC Documents, the filing of an amendment to such SEC Documents, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to Buyer and referred to in Section 2(d) of this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

     4. COVENANTS

         a. FORM D. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to Buyer promptly after such filing.

         b. REPORTING STATUS. Until the earlier of (i) the date as of which Buyer may sell all the Securities without restriction pursuant to Rule 144(k) promulgated under the 1933 Act, or (ii) the date on which Buyer has sold all of the Securities, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination. Buyer shall give notice to the Company when it has sold all of the Securities.

     5.  TRANSFER AGENT INSTRUCTIONS

         Buyer acknowledges that the Securities shall be "restricted" securities, the Stock Certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement, and stop-transfer instructions have been given by the Company to its transfer agent with respect to the Securities. If Buyer provides the Company with an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, that registration of a resale by Buyer of any of the Securities is not required under the 1933 Act or any applicable state securities or blue sky laws, the Company shall permit the transfer and promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by Buyer.

     6.  TERMINATION

         a. TERMINATION. This Agreement may be terminated at any time prior to Closing, by mutual written consent of all of the parties to this Agreement.

         b. EFFECT OF TERMINATION. All obligations of the parties hereunder shall cease upon any termination pursuant to Section 6.a., provided, however, that the provisions of Sections 2.k. and 7 hereof shall survive any termination of this Agreement.

     7.  GOVERNING LAW; MISCELLANEOUS

         a. GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.

         b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause three (3) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

         c. HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

         e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

         f. NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by mail or delivered personally or by courier and shall be effective five days after being placed in the mail, if mailed, certified or registered, return receipt requested, or upon receipt, if delivered personally or by courier, in each case addressed to a party. The addresses for such communications shall be:

               If to the Company:     dELiA*s Corp.
                                      435 Hudson Street
                                      New York, New York 10014
                                      Telephone: (212) 807-9060
                                      Telecopy: (212) 590-6310
                                      Attention: General Counsel

               With a copy to:        Proskauer Rose LLP
                                      1585 Broadway
                                      New York, New York 10036-8299
                                      Telephone: (212) 969-3000
                                      Telecopy: (212) 969-2900
                                      Attention: Jeffrey A. Horwitz, Esq.

               If to Buyer:           At Buyer's address set forth on SCHEDULE A

Each party shall provide notice to the other party of any change in address.

         g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other (which consent may be withheld for any reason in the sole discretion of the party from whom consent is sought).

         h. THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

         i. SURVIVAL. The representations and warranties of the Company contained in Section 3 shall survive the Closing for a period of one (1) year thereafter. The representations and warranties of Buyer contained in Section 2 shall survive the Closing indefinitely.

         k. PUBLICITY. The Company and Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; PROVIDED, HOWEVER, that the Company shall be entitled, without the prior approval of Buyer, to make any press release with respect to such transactions as the Company determines is required by applicable law and regulations.

         l. FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.


                                        "Company"

                                        dELiA*s Corp.


                                        By: /s/ Stephen I. Kahn
                                            Stephen I. Kahn
                                            Chairman and Chief Executive Officer


                                        "Buyer"


                                              /s/ Christopher C. Edgar
                                        Name: Christopher C. Edgar

                                                                      Exhibit 14

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "AGREEMENT"), dated as of May 12, 2003, by and between dELiA*s CORP., a Delaware corporation, with its principal place of business at 435 Hudson Street, New York, New York 10014 (the "COMPANY"), and the individual named on SCHEDULE A hereto residing at the address also set forth on SCHEDULE A hereto ("BUYER").

                             PRELIMINARY STATEMENTS

     A. The Company has authorized the sale of a certain number of shares of the Company's Class A common stock, par value $.01 per share ("COMMON STOCK") on the terms and subject to the conditions set forth in this Agreement;

     B. The Company and Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 under Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 ACT");

     C. Buyer wishes to purchase, in the amounts and upon the terms and conditions stated in this Agreement, shares of Common Stock;

     D. Upon the closing of the transactions contemplated hereby, the parties hereto will execute and deliver a Registration Rights Agreement in substantially the form attached hereto as EXHIBIT A (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company agrees to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws; and

     E. The Company intends to enter into other agreements for the purchase and registration of securities with certain other buyers (the "OTHER BUYERS") and expects to complete the sale of shares of Common Stock to them; HOWEVER, Buyer's obligations hereunder are not expressly conditioned on the purchase by any or all of the Other Buyers of the Common Stock that they may agree to purchase from the Company.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Buyer hereby agree as follows:

     1. PREAMBLES; PURCHASE AND SALE OF COMMON STOCK; EXECUTION OF PUT OPTION; CLOSING

         a. PRELIMINARY STATEMENTS. The above preliminary statements, recitals, definitions, preamble and provisions are true and correct and are incorporated herein as fully as if set forth herein.

         b. PURCHASE OF COMMON STOCK. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to Buyer, and Buyer agrees to purchase from the Company an aggregate amount of 202,703 shares of Common Stock (the "SECURITIES") at a per share purchase price equal to one cent more than the closing bid price of the Common Stock on the

NASDAQ National Market (as reported by Bloomberg L.P.) on May 9, 2003 (the "PURCHASE PRICE"). The consummation of the transaction and the payment of the Purchase Price shall occur at Closing (as defined below).

         c. THE CLOSING. The closing ("CLOSING") shall take place at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, at 8:00 a.m. on May 12, 2003. At Closing, against payment to the Company of the Purchase Price therefor, the Company shall direct its stock transfer agent to deliver to Buyer one or more stock certificates, duly executed on behalf of the Company, representing the Securities being purchased by Buyer, registered in the name of Buyer, such delivery to Buyer to be made not later than five (5) business days after the Closing.

     2.  BUYER'S REPRESENTATIONS AND WARRANTIES

         Buyer represents and warrants to the Company that:

         a. INVESTMENT PURPOSE. The Securities are being acquired by Buyer in good faith solely for its own account, for investment purposes only, and are not being purchased for resale, resyndication, distribution, subdivision or fractionalization thereof; Buyer has no contract or arrangement with any person to sell, transfer or pledge to any person the Securities or any part thereof, any interest therein or any rights thereto; Buyer has no present plans to enter into any such contract or arrangement; and Buyer understands that as a result it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the 1933 Act, and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act.

         b. ACCREDITED INVESTOR STATUS. Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

         c. RELIANCE ON EXEMPTIONS. Buyer understands that the Securities are being offered and sold to it under the exemption from the registration requirements of the United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of Buyer to acquire the Securities.

         d. INFORMATION. Buyer understands and acknowledges that it is purchasing the Securities without being furnished any offering literature, prospectus or other materials other than copies of the SEC Documents (as defined herein below), that this transaction has not been scrutinized by the SEC or by any administrative agency charged with the administration of the securities laws of any state, that all documents, records and books, pertaining to the Company, its business, finances and operations, and this investment have been made available to Buyer, and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, and that the books and records of the Company will be available upon reasonable notice for inspection by Buyer during reasonable business hours at the Company's principal place of business. Buyer and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, if any, have reviewed the SEC Documents and been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. Buyer understands that its investment in the Securities is speculative and involves a high degree of risk of loss and that Buyer must be prepared to lose its entire investment in the Company. Buyer has sought such accounting, legal and tax advice, as it has considered necessary to an informed investment decision with respect to its acquisition of the Securities. Buyer, or Buyer together with its purchaser representative, if any, have such knowledge and experience in financial and business matters that it and such representative are capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision.

         e. GOVERNMENTAL REVIEW. Buyer understands that no United States federal or state agency or any other government or governmental agency has approved or disapproved or passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities or the accuracy or adequacy of any of the information provided by the Company to Buyer regarding the Company, the Securities or any other matter, and that the Company is relying on the truth and accuracy of the representations, declarations and warranties herein made by Buyer in offering the Securities for sale to it without having first registered the same under the 1933 Act.

         f. TRANSFER OR RESALE. Buyer understands that, except as provided in the Registration Rights Agreement, (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be transferred unless (a) subsequently registered thereunder, or (b) Buyer shall have provided the Company with a statement of the circumstances surrounding the proposed disposition and shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect (1) that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration and (2) that appropriate action necessary for compliance with the 1933 Act has been taken;
(ii) any sale of such Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

         g. LEGENDS. Buyer understands that the stock certificates representing the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order shall be placed against transfer of such stock certificates):

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE REOFFERED, SOLD, TRANSFERRED, PLEDGED, OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT AND THE STATE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION THEREOF, OR (B) AN OPINION OF COUNSEL, REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR THE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION WITH RESPECT THERETO.

         h. AUTHORIZATION; ENFORCEMENT. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of Buyer and are valid and binding agreements of Buyer enforceable in accordance with their terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

         i. DOMICILE. Buyer is a resident of the State of New York.

         j. INDEMNIFICATION. Buyer acknowledges that Buyer understands the meaning and legal consequences of the representations and warranties in this
Section 2, and that the Company has relied upon such representations and warranties, and Buyer hereby agrees to indemnify and hold harmless the Company and its officers, directors, shareholders, agents and representatives from and against any and all claims, demands, losses, damages, expenses or liabilities (including attorneys' fees) due to or arising out of, directly or indirectly, a breach of any such representations or warranties. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement made herein by Buyer shall in any manner be deemed to constitute a waiver of any rights granted to such Buyer under federal or state securities laws.

         k. SHORT POSITION AND MARKET PURCHASES. Buyer is not purchasing the Securities for the purpose of covering any short position in the Securities.

     3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Buyer that:

         a. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and existing in good standing under the laws of the State of Delaware, and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a material adverse effect on the operations, properties or financial condition of the Company taken as a whole (a "MATERIAL ADVERSE EFFECT").

         b. AUTHORIZATION; ENFORCEMENT. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and the Registration Rights Agreement and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its stockholders is required, (iii) this Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company, and (iv) this Agreement and the Registration Rights Agreement constitute the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application.

         c. CAPITALIZATION. As of April 28, 2003, the authorized capital stock of the Company consists of (i) 67,500,000 shares of Class A Common Stock of which 45,817,231 shares were issued and outstanding, and (ii) 11,425,000 shares of Class B common stock, $.01 par value, of which 0 shares were issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as set forth in the SEC Documents (as defined herein) and in SCHEDULE 3.c. attached hereto, as of the date of this Agreement (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the 1933 Act other than agreements with respect to securities which have been previously registered or are subject to current registration statements.

         d. ISSUANCE OF SECURITIES. The Securities are duly authorized and, upon issuance in accordance with the terms hereof and thereof, shall be validly issued, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issue thereof.

         e. NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in any violation of the Company's Certificate of Incorporation, as amended, as in effect on the date hereof ("CERTIFICATE OF INCORPORATION") or the Company's Bylaws, as in effect on the date hereof (the "BYLAWS") or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations)
applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). The business of the Company is not being conducted in violation of any law, ordinance, regulation of any governmental entity, except for possible violations which either singly or in the aggregate do not have a Material Adverse Effect. Except as required under the 1933 Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof.

         f. COMMON STOCK. The Company has registered its Common Stock pursuant to Section 12(b) or (g) of the 1934 Act (as defined below) and is in full compliance with all reporting requirements of the 1934 Act, and the Company is in compliance with all requirements for the continued listing or quotation of its Common Stock, and such Common Stock is currently listed on the NASDAQ National Market, and except as set forth in the SEC Documents, the Company has not received any notice regarding, and to its knowledge there is no threat of, the termination or discontinuance of the eligibility of the Common Stock for such listing.

         g. SEC DOCUMENTS,  FINANCIAL STATEMENTS.  During the Company's last two
(2) fiscal years, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 ACT") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to herein as the "SEC DOCUMENTS"). As of their respective dates, subject to, with respect to certain SEC Documents, the filing of an amendment to such SEC Documents, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to Buyer and referred to in
Section 2(d) of this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

     4.  COVENANTS

         a. FORM D. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to Buyer promptly after such filing.

         b. REPORTING STATUS. Until the earlier of (i) the date as of which Buyer may sell all the Securities without restriction pursuant to Rule 144(k) promulgated under the 1933 Act, or (ii) the date on which Buyer has sold all of the Securities, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination. Buyer shall give notice to the Company when it has sold all of the Securities.

     5.  TRANSFER AGENT INSTRUCTIONS

         Buyer acknowledges that the Securities shall be "restricted" securities, the Stock Certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement, and stop-transfer instructions have been given by the Company to its transfer agent with respect to the Securities. If Buyer provides the Company with an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, that registration of a resale by Buyer of any of the Securities is not required under the 1933 Act or any applicable state securities or blue sky laws, the Company shall permit the transfer and promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by Buyer.

     6.  TERMINATION

         a. TERMINATION. This Agreement may be terminated at any time prior to Closing, by mutual written consent of all of the parties to this Agreement.

         b. EFFECT OF TERMINATION. All obligations of the parties hereunder shall cease upon any termination pursuant to Section 6.a., provided, however, that the provisions of Sections 2.k. and 7 hereof shall survive any termination of this Agreement.

     7.  GOVERNING LAW; MISCELLANEOUS

         a. GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.

         b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause three (3) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

         c. HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

         e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

         f. NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by mail or delivered personally or by courier and shall be effective five days after being placed in the mail, if mailed, certified or registered, return receipt requested, or upon receipt, if delivered personally or by courier, in each case addressed to a party. The addresses for such communications shall be:

            If to the Company:        dELiA*s Corp.
                                      435 Hudson Street
                                      New York, New York 10014
                                      Telephone: (212) 807-9060
                                      Telecopy: (212) 590-6310
                                      Attention: General Counsel

            With a copy to:           Proskauer Rose LLP
                                      1585 Broadway
                                      New York, New York 10036-8299
                                      Telephone: (212) 969-3000
                                      Telecopy: (212) 969-2900
                                      Attention: Jeffrey A. Horwitz, Esq.

            If to Buyer:              At Buyer's address set forth on SCHEDULE A

Each party shall provide notice to the other party of any change in address.

         g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other (which consent may be withheld for any reason in the sole discretion of the party from whom consent is sought).

         h. THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

         i. SURVIVAL. The representations and warranties of the Company contained in Section 3 shall survive the Closing for a period of one (1) year thereafter. The representations and warranties of Buyer contained in Section 2 shall survive the Closing indefinitely.

         k. PUBLICITY. The Company and Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; PROVIDED, HOWEVER, that the Company shall be entitled, without the prior approval of Buyer, to make any press release with respect to such transactions as the Company determines is required by applicable law and regulations.

         l. FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.


                                        "Company"

                                        dELiA*s Corp.


                                        By: /s/ Stephen I. Kahn
                                            Stephen I. Kahn
                                            Chairman and Chief Executive Officer


                                        "Buyer"



                                              /s/ Evan Guillemin
                                        Name: Evan Guillemin